SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

AEMETIS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00770K103
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00770K103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Laird Q. Cagan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 847,736 shares of common stock owned individually and 1,710,510 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust
6.
Shared Voting Power

21,290,626 shares of common stock held by Cagan Capital, LLC
400,000 shares of common stock held by KQC Trust dated July 15, 2002
400,000 shares of common stock held by KRC Trust dated July 15, 2002

	7.	Sole Dispositive Power 847,736 shares of common stock owned individually and 1,710,510 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust
8.
Shared Dispositive Power

21,290,626 shares of common stock held by Cagan Capital, LLC
400,000 shares of common stock held by KQC Trust dated July 15, 2002
400,000 shares of common stock held by KRC Trust dated July 15, 2002

9.	Aggregate Amount Beneficially Owned by each Reporting Person 24,648,872 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 13.67%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

AEMETIS, INC.

 (b)  Address of Issur’s Principal Executive Offices:

20400 Stevens Creek Blvd., Suite 700, Cupertino, California 95014

ITEM 2:

(a)  Name of Person Filing:

Laird Q. Cagan

(b)  Address of Principal Business Office or, if None, Residence:

20400 Stevens Creek Blvd., Suite 700, Cupertino, California 95014

(c)  Citizenship:

United States

(d)  Title of Class of Securities:

Common Stock

(e)  CUSIP Number:

00770K103

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

N/A.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned: 24,648,872 shares of common stock

(b)  Percent of class: 13.67%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	847,736 shares of common stock owned individually and 1,710,510 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust
(ii)	Shared power to vote or to direct the vote	21,290,626 shares of common stock held by Cagan Capital, LLC 400,000 shares of common stock held by KQC Trust dated July 15, 2002 400,000 shares of common stock held by KRC Trust dated July 15, 2002
(iii)	Sole power to dispose or to direct the disposition of	847,736 shares of common stock owned individually and 1,710,510 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust
(iv)	Shared power to dispose or to direct the disposition of	21,290,626 shares of common stock held by Cagan Capital, LLC 400,000 shares of common stock held by KQC Trust dated July 15, 2002 400,000 shares of common stock held by KRC Trust dated July 15, 2002

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

N/A.

ITEM 10:  CERTIFICATIONS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013	By:	/s/ Laird Q. Cagan
Laird Q. Cagan